SHAREHOLDER MEETINGS

On March 18, 2004, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 14,044,018 common shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                              WITHHELD
                           FOR               AUTHORITY
Patti McGill Peterson   13,833,353             210,665
Steven Pruchansky       13,885,053             158,965
Norman H. Smith         13,856,705             187,313

Proxies covering 497 DARTS were voted at the meeting.

The common and preferred shareholders ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditor for the fiscal year ending September 30, 2004, with votes tabulated as follows: 13,842,852 FOR, 64,146 AGAINST and 137,517 ABSTAINING.


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